                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 13D/A-2


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                        VoiceStream Wireless Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    928615103
          ----------------------------------------------------------
                                 (CUSIP Number)

                               Deutsche Telekom AG
                 Kevin Copp, Head of International Legal Affairs
                            Friedrich-Ebert-Allee 140
                              D-53113 Bonn, Germany
                                 49-228-181-8000
------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 28, 2000
          -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

---------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Deutsche Telekom AG
             IRS Identification Number:  N/A
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a)[ ]
                                                                                                                 (b)[X]
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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS

             WC  (See Item 3)
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Federal Republic of Germany

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        NUMBER OF              7      SOLE VOTING POWER
         SHARES                             31,250,000
                           ------------------------------------------------------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
       OWNED BY                             0
                           ------------------------------------------------------------------------------------------------
      EACH REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                            31,250,000

                           ------------------------------------------------------------------------------------------------
          WITH                 10     SHARED DISPOSITIVE POWER
                                            0

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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             31,250,000
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   X

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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.74%
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     14      TYPE OF REPORTING PERSON

             CO
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


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




      This Amendment No. 2 (this "Amendment") amends and supplements the
Schedule 13D filed on August 2, 2000, as amended by Amendment No. 1 thereto filed on September 8, 2000 (the "Schedule 13D"), by Deutsche Telekom AG ("DT") with respect to the Common Shares of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.           Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

      On September 28, 2000, DT, the Company and Bega, Inc., a Delaware corporation formed by DT, amended and restated the Merger Agreement for the purpose of making Bega, Inc. a party to the Merger Agreement and making other technical changes. The Merger Agreement, as amended and restated on September 28, 2000, Exhibit 21 hereto, is incorporated herein by reference.

      On September 28, 2000, DT, Powertel, Inc. ("Powertel") and Bega II, Inc., a Delaware corporation formed by DT, amended and restated the Powertel Merger Agreement for the purpose of making Bega II, Inc. a party to the Powertel Merger Agreement and making other technical changes. The Powertel Merger Agreement, as amended and restated on September 28, 2000, Exhibit 22 hereto, is incorporated herein by reference.

      On September 18, 2000, Madison Dearborn Capital Partners, LP entered into a Stockholder Agreement with DT pursuant to which Madison Dearborn Capital Partners agreed not to transfer certain of the Common Shares of the Company owned by Madison Dearborn Capital Partners for the periods specified therein. The Stockholder Agreement with Madison Dearborn Capital Partners, Exhibit 23 hereto, is incorporated herein by reference.

      On September 19, 2000, Telephone & Data Systems, Inc. entered into a letter agreement with DT pursuant to which Telephone & Data Systems and DT agreed to certain procedures concerning DT's delivery of the merger consideration to be paid to the stockholders of the Company in the Merger. The letter agreement, Exhibit 24 hereto, is incorporated herein by reference.

      On September 27, 2000, DT entered into an agreement with SSPCS Corporation, a joint venture partner of the Company having a contingent contractual right, under certain circumstances, to exchange its interest in the joint ventures or affiliates of such joint ventures into Common Shares. Pursuant to this agreement, DT agreed to assume on the date the Merger is completed the Company's obligations under the exchange rights and SSPCS Corporation consented to the form and substance of such assumption. The agreement, Exhibit 25 hereto, is incorporated herein by reference.

      The preceding summary of certain provisions of the Merger Agreement, as amended and restated, the Powertel Merger Agreement, as amended and restated, the Stockholder Agreements referenced herein and the agreements with joint venture partners of the Company, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by


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

reference to the full text of such agreements. DT hereby disclaims beneficial ownership of the Common Shares of the Company that are subject to the Stockholder Agreements and the agreements with the Company's joint venture partners.




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




Item 7.           Material to be Filed as Exhibits.

      Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:


---------------------------------------------------------------------------------
Exhibit Number               Description
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
21                           Agreement and Plan of Merger, dated as of July 23,
                             2000, as amended and restated on September 28,
                             2000, among DT, the Company and Bega, Inc., a
                             Delaware corporation formed by DT, incorporated by
                             reference herein from Exhibit 2.1 to DT's
                             registration statement on Form F-4 filed with the
                             Securities and Exchange Commission on October 4,
                             2000 (Registration No. 333-47294). Schedules or
                             similar attachments to this Exhibit have not been
                             filed; upon request, DT will furnish
                             supplementally to the Commission a copy of any
                             omitted schedule.
---------------------------------------------------------------------------------
22                           Agreement and Plan of Merger, dated as of August
                             26, 2000, as amended and restated on September 28,
                             2000, among DT, Powertel, and Bega II, Inc., a
                             Delaware corporation formed by DT, incorporated by
                             reference herein from Exhibit 2.2 to DT's
                             registration statement on Form F-4 filed with the
                             Securities and Exchange Commission on October 4,
                             2000 (Registration No. 333-47294). Schedules or
                             similar attachments to this Exhibit have not been
                             filed; upon request, DT will furnish
                             supplementally to the Commission a copy of any
                             omitted schedule.
---------------------------------------------------------------------------------
23                           Stockholders Agreement between Madison Dearborn
                             Capital Partners, LP and DT, dated as of September
                             18, 2000.
---------------------------------------------------------------------------------
24                           Letter Agreement between Telephone & Data Systems,
                             Inc. and DT, dated September 19, 2000.
---------------------------------------------------------------------------------
25                           Agreement between SSPCS Corporation and DT, dated
                             as of September 27, 2000.
---------------------------------------------------------------------------------

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



                                    SIGNATURE

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      October 5, 2000                        DEUTSCHE TELEKOM AG


                                             /s/  Kevin Copp
                                             ----------------------------------
                                             By:    Kevin Copp
                                             Title: Head of International Legal
                                                    Affairs


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




                                  EXHIBIT LIST

Exhibit Number                Description
--------------                ------------
21                            Agreement and Plan of Merger, dated as of July 23,
                              2000, as amended and restated on September 28,
                              2000, among DT, the Company and Bega, Inc., a
                              Delaware corporation formed by DT, incorporated by
                              reference herein from Exhibit 2.1 to DT's
                              registration statement on Form F-4 filed with the
                              Securities and Exchange Commission on October 4,
                              2000 (Registration No. 333-47294). Schedules or
                              similar attachments to this Exhibit have not been
                              filed; upon request, DT will furnish
                              supplementally to the Commission a copy of any
                              omitted schedule.

22                            Agreement and Plan of Merger, dated as of August
                              26, 2000, as amended and restated on September 28, 2000, among DT, Powertel, Inc. and Bega II, Inc., a Delaware corporation formed by DT, incorporated by reference herein from Exhibit 2.2 to DT's registration statement on Form F-4 filed with the Securities and Exchange Commission on October 4,
                              2000 (Registration No. 333-47294). Schedules or similar attachments to this Exhibit have not been filed; upon request, DT will furnish supplementally to the Commission a copy of any omitted schedule.

23                            Stockholder Agreement between Madison Dearborn
                              Capital Partners, LP and DT, dated as of September 18, 2000.

24                            Letter Agreement between Telephone & Data
                              Systems, Inc. and DT, dated September 19, 2000.

25 Agreement between SSPCS Corporation and DT, dated as of September 27, 2000.



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